EXHIBIT 99.1

Almaden Confirms Delisting from NYSE American Stock Exchange and Listing on OTCQB Marketplace

VANCOUVER, British Columbia, April 05, 2024 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) announces that, further to its press releases of April 21, 2023, October 25, 2023 and March 14, 2024, effective as of market close on April 4, 2024, the Company has delisted from the NYSE American stock exchange, and its common shares are listed and trading on the OTCQB Marketplace in the U.S., under symbol “AAUAF”.

In addition to the OTCQB, the Company’s shares continue to trade on the TSX.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/